
03037920

MOL First Nine Months and Third Quarter Preliminary Results





2003









www.mol.hu

MOL

STRONG RESULTS IN A FAVOURABLE DOWNSTREAM ENVIRONMENT

MOL Hungarian Oil and Gas plc. (Reuters: MOLB.BU, MOLBq.L, Bloomberg: MOL HB, MOL LI; homepage: www.mol.hu), today announced its 2003 third quarter and first nine months preliminary results. This report contains consolidated financial statements for the period ended 30 September 2003 as prepared by management in accordance with International Financial Reporting Standards (IFRS).

Financial highlights

MOL Group financial results (IFRS)	Q3 2002 HUF bn	Q3 2002 USD m[1]	Q3 2003 HUF bn	Q3 2003 USD m[1]	Change % HUF	Change % USD	Q1-Q3 2002 HUF bn	Q1-Q3 2002 USD m[1]	Q1-Q3 2003 HUF bn	Q1-Q3 2003 USD m[1]	Change % HUF	Change % USD
Net sales revenues	258.3	1,035.7	356.1	1,542.2	38	49	836.6	3,167.7	1,048.9	4,637.0	25	46
EBITDA	33.3	133.5	51.8	224.3	56	68	107.6	407.4	123.9	547.7	15	34
Operating profit without provisions	16.8	67.4	38.3	165.9	128	146	58.0	219.6	68.7	303.7	18	38
Operating profit/(loss)	**16.8**	**67.4**	**27.7**	**120.0**	**65**	**78**	**58.0**	**219.6**	**56.6**	**250.2**	**(2)**	**14**
Net financial expenses/(gain)	3.6	14.4	(5.6)	(24.3)	n.a.	n.a.	3.5	13.3	13.1	57.9	274	337
Net income/(loss)	**15.6**	**62.6**	**29.8**	**129.1**	**91**	**106**	**55.2**	**209.0**	**42.1**	**186.1**	**(24)**	**(11)**
Operating cash flow	**(21.1)**	**(84.8)**	**(19.2)**	**(83.1)**	**(9)**	**(2)**	**74.7**	**282.8**	**73.1**	**323.1**	**(2)**	**14**

(1) In converting HUF financial data into US Dollars, the following average NBH middle rates were used: for Q3 2002:249.4HUF/USD, for Q1-Q3 2002:264.1 HUF/USD, for Q3 2003:230.9 HUF/USD, for Q1-Q3 2003:226.2 HUF/USD.

In the first nine months of 2003, EBITDA increased by 15% to HUF 123.9 bn (USD 547.7 million), in large part due to a favourable downstream environment and the consolidation of Slovnaft from Q2 2003 (Slovnaft contributed HUF 13.2 bn). Excluding provisions, EBITDA grew by 26% to HUF 136.0 bn. However, in spite of a near doubling of net income in Q3, in the Q1-Q3 period net income fell by 24% to HUF 42.1 bn (USD 186.1 million) mainly reflecting the lack of foreign exchange gains experienced in the previous year.

Overview of the environment

After several quarters of stagnation and recession, the global economy appears to have entered into a recovery phase in Q3 2003, driven by higher GDP growth in the United States. However, we saw no evidence that this upswing reached Europe in Q3 2003, and the continuing weakness of USD compared to EURO has not eased the situation of European producers.

Macroeconomic trends in Central Europe tend to follow the developments in the EU: therefore, it is not surprising that we cannot report on a major improvement in the business environment in the region. In Hungary, we see some positive impact from the coming EU accession: access to structural funds is easing, and the first larger projects have already been announced. However, it will take some time before these projects will have a visible impact on the Hungarian economy. In Slovakia tax and other reforms will have a positive effect on the domestic investment climate. In the region the competitive environment remained largely unchanged in the wholesale market, while in the retail sector consolidation continued with the exit of Total and Aral.

The average CIF Med quoted price of Ural Blend rose by 16% compared to first three quarters of 2002 but was nearly stable in HUF terms. Average USD denominated crack spreads of CIF Med gasoline, gas oil and naphtha increased by 37%, 72% and 57%, respectively compared to the first nine months of 2002. The US dollar depreciated by an average of 14.3% against the Hungarian Forint in Q1-Q3 2003. EUR appreciated by 8% from year-end 2002 to 30 September 2003 (from 235.9 to 254.6). The US dollar depreciated by an average of 19% against the Slovak Crown in Q1-Q3 2003.

In addition, in Q3 as part of the privatisation process, MOL has updated its estimation on some provicions, which would normally be performed only at year-end.

- **Exploration and Production** operating profit in the first three quarters of 2003 decreased slightly to HUF 37.2 bn (USD 164.5 mn), due to the combination of broadly stable HUF denominated oil prices, an increase in crude oil production and the introduction of the supplementary royalty on domestic gas production. Excluding the supplementary royalty, performance improved by 12% y-o-y to HUF 43.9 bn.
- **Refining and Marketing** contributed operating profit of HUF 46.9 bn (USD 207.3 mn), a 30% increase (in USD terms 52%) over the first three quarters of 2002, primarily reflecting the positive effects of higher refining and marketing margins and the consolidation of Slovnaft, counterbalanced by forint strength. Excluding Slovnaft, divestments and the creation of

provisions, MOL's underlying refining and marketing business operating result grew by 11% in HUF terms (30% in USD terms) y-o-y in Q1-3 2003. Estimated clean USD based CCS profit rose 90%.

- The **Natural Gas** segment result improved slightly to an operating profit of HUF 2.6 bn (USD 11.5 mn) compared to HUF 0.9 bn (USD 3.4 mn) in Q1-Q3 2002, as the underlying HUF 8.6 bn loss incurred on the business was more than compensated by the one-off gain recorded on the partial divestment of the gas retail portfolio.
- The **Petrochemical** segment's operating profit fell to HUF 44 mn , compared to a HUF 6.5 bn (USD 24.6 mn) profit in the first nine months of 2002. The significant deterioration is largely due to the unfavourable petrochemical industry environment, particularly in Q3.
- Improvements in efficiency continued as recurring **controllable costs** (operating expenses less depreciation, oil and gas purchases and taxes and fees) excluding Slovnaft, decreased slightly in real terms and headcount without Slovnaft was reduced by 20 % y-o-y, from 15,118 to 12,087 (closing headcount with Slovnaft was 16,623).
- **Capital expenditure** and investments grew to HUF 149.8 bn (USD 662.3 mn), compared to HUF 44.9 bn in Q1-Q3 2002, partly due to the successful completion of the West-Siberian ZMB transaction and the purchase of a majority stake in Slovnaft. Progress in the downstream EU-2005 quality project and in the TVK capacity expansion project also contributed to the higher capital expenditures in 2003. MOL's gearing ratio at September 30, 2003 dropped to 32% (against 35% at September 30, 2002) and net debt on September 30, 2003 was HUF 285,7 bn.
- **Operating cash flow** before changes in working capital grew 12% to HUF 125.7 bn (USD 555.5 mn). Including working capital changes, operating cash flow decreased slightly, by 2%, to HUF 73.1 bn (USD 323.1 mn).

Management comment

Mr Zsolt Hernádi, Executive Chairman of MOL commented:

"The third quarter was an exciting period for us as many important events took place. In July MOL signed an agreement with the Croatian State to become the strategic investor in INA, the Croatian integrated oil and gas company. In the first half of November we successfully closed the transaction, and two MOL representatives were delegated both to the Supervisory and the Management Boards of INA. This alliance will have a unique position in the fast growing Central European oil product markets located in the strategic Baltic-Adriatic corridor and will provide an opportunity for the MOL Group to create more value for its shareholders.

In the gas business, following the acceptance of the Gas Act in June, further important steps were taken towards implementing a regulatory model in line with European Union norms. The transmission and storage tariffs set in a decree issued in October should ensure the balanced and profitable operation of these businesses from 2004 and create the conditions necessary to guarantee a secure gas supply. Furthermore, the average 16% gas price increase for non-residential consumers from mid October is in line with the new gas regulation. Following the gas price increase we expect the gas business to close the year with a loss of approximately HUF 10 bn (based on current assumptions and not including the capital gain realised from the divestiture of certain retail companies.) Furthermore, at the Extraordinary General Meeting held on 1 September 2003, the Board of Directors received a mandate to decide on the future of the gas business within certain predefined limits.

In Romania, in line with our strategy to reach full market coverage and develop our fleet card positioning, we signed an agreement to acquire 23 filling stations from Shell Romania. Following the acquisition, MOL will operate 73 filling stations in Romania, strengthening significantly our competitiveness in the retail market."

Mr György Mosonyi, Chief Executive Officer of MOL added:

"In our oil businesses, results improved further in Q3 in spite of relative forint strength against the dollar.

In our upstream segment the ZMB project operated on schedule and has contributed 411kt of crude in the year to date, with continuous growth in the production of the field during the first nine months. I am pleased to state that from the last quarter of this year the project is expected to become cash-flow positive. In Hungary crude production grew by 12% year on year in Q3. On the other hand our upstream performance was adversely affected by the introduction of the supplementary royalty from 9th August, as the regulated gas price rise was only implemented in mid-October. In spite of the maintenance work in our refineries in the second quarter and the strong forint, our refining and marketing business was able to report strong operating profit in the first three quarters of the year, in part due to the strong Slovnaft contribution consolidated from Q2. Meanwhile, renovation of existing sites and the closure of less efficient sites in the last year in both Hungary and Slovakia combined with the introduction of better commercial propositions resulted in a strong improvement in retail network efficiency.

We continued to work on the MOL-Slovnaft integration project during the last quarter. As a key step in this process, the Boards of Directors of both MOL and Slovnaft decided to establish an integrated management team. It is planned that the full integration of Group operations will be completed by January 1st, 2004. "

Exploration and Production

Segment IFRS results

Exploration & Production	Q3 2002		Q3 2003		Change %		Q1-3 2002		Q1-3 2003		Change %	
	HUF bn	USD m	HUF bn	USD m	HUF	USD	HUF bn	USD m	HUF bn	USD m	HUF	USD
EBITDA	14.4	57.7	12.8	55.4	(11)	(4)	51.7	195.8	52.6	232.5	2	19
Operating profit without provisions	10.6	42.5	8.1	35.0	(24)	(18)	39.3	148.8	38.6	170.5	(2)	15
Operating profit/(loss)	**10.6**	**42.5**	**7.9**	**34.2**	**(25)**	**(20)**	**39.3**	**148.8**	**37.2**	**164.5**	**(5)**	**10**
CAPEX and investments[1]	6.4	25.7	6.5	28.1	2	10	15.9	60.2	45.7	202.0	187	236

Key segmental operating data

FY 2002	HYDROCARBON PRODUCTION (gross figures before royalty)	Q3 2002	Q3 2003	Change %	Q1-3 2002	Q1-3 2003	Change %
	Crude oil production (kt)						
1,050	Hungary	256	286	12	788	836	6
0	International	0	155	-	0	411	-
3,101	**Natural gas production (million m³, net dry)**	618	608	(2)	2,269	2,204	(3)

Segmental operating profit, excluding the HUF 0.8 bn impact of both provisions and the write-off of an exploratory well, decreased by HUF 1.9 bn in Q3 2003 compared to the same period of 2002. Underlying operating profit excluding the supplementary royalty, the effect of provision change and the write-off of an exploratory well grew by 45 % to HUF 15.4 bn.

Segment profitability in Q3 2003 was mainly influenced by a combination of production growth counterbalanced by a negative change in the legal environment. While HUF denominated Brent crude oil prices remained nearly stable, higher domestic crude oil production volumes and an 18.8% increase in domestically produced gas transfer prices had a favourable effect on segment profitability. Furthermore, the consolidation of the ZMB project also contributed positively to results. However, as a consequence of the new Gas Supply Act and related legislation, a HUF 6.7 bn supplementary royalty had to be paid from 9 August 2003 on domestic gas production.

Domestic crude oil production reached 286 kt in Q3 2003, 12% higher y-o-y, as a result of production intensification in existing fields and trial production in new fields. Net natural gas production fell slightly. International crude oil production from the ZMB field was 155 kt in Q3 2003, which reflects continued production growth on the field. As a result of the favourable effect of starting international crude oil production in Q2 2003, group unit crude production costs decreased from 4.2 USD/bbl to 3.8 USD/bbl in Q3 2003, in spite of higher domestic production costs related to higher maintenance at mature fields.

Capital expenditure in Q3 2003 fell to the level of the same period in the previous year, following the high level experienced in H1 2003 due to the initiation of the ZMB project.

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration cost.

Refining and Marketing

Segment *IFRS results*

Refining & Marketing [2]	Q3 2002*		Q3 2003		Change %		Q1-3 2002*		Q1-3 2003		Change %	
	HUF bn	USD m	HUF bn	USD m	HUF	USD	HUF bn	USD m	HUF bn	USD m	HUF	USD
EBITDA	18.3	73.4	32.3	139.9	77	91	56.1	212.4	75.8	335.1	35	58
Operating profit without provisions	11.5	46.1	25.4	109.8	121	138	36.0	136.3	51.6	228.2	43	67
Operating profit/(loss)	**11.5**	**46.1**	**20.9**	**90.5**	**82**	**96**	**36.0**	**136.3**	**46.9**	**207.3**	**30**	**52**
CAPEX and investments[1]	4.2	16.8	15.4	66.7	267	296	8.2	31.0	29.9	132	265	326

FY 2002* HUF bn		Q3 2002* HUF bn	Q3 2003 HUF bn	Ch %	Q1-3 2002* HUF bn	Q1-3 2003 HUF bn	Ch %
38.3	**Reported EBIT**	**11.5**	**20.9**	**81.7**	**36.0**	**46.9**	**30.3**
(1.7)	One-off items	0.0	4.5	n.a.	(1.7)	4.7	n.a.
5.8	Inventory valuation effect	0.9	0.0	n.a.	8.1	0.0	n.a.
(4.0)	Replacement modification	(1.8)	(2.8)	55.6	(7.6)	5.1	n.a.
38.4	**Estimated clean CCS**	**10.6**	**22.6**	**113.2**	**34.8**	**56.7**	**62.9**

Key segmental operating data

FY 2002*	REFINED PRODUCT SALES Kt	Q3 2002*	Q3 2003	Change %	Q1-3 2002*	Q1-3 2003	Change %
4,269	Hungary	1,189	1,132	(5)	3,107	3,060	(2)
259	Slovakia	76	407	436	206	790	283
2,412	Other markets	662	1,485	124	1,846	3,161	71
6,940	**TOTAL CRUDE OIL PRODUCT SALES**	**1,927**	**3,024**	**57**	**5,159**	**7,011**	**36**

* These figures do not include Slovnaft.

Segmental operating profit in Q3 2003 was HUF 20.9 bn. The result, excluding provisions established for certain retirement benefits and environmental charges, was HUF 25.4 bn in Q3 2003, of which Slovnaft's contribution was HUF 10.0 bn. Excluding the Slovnaft effect and provisions, operating profit increased by 34%. In Q3 2003 external market factors also exercised contradictory effects on downstream profitability. While refining margins were significantly higher than in Q3 2002, the strengthening of the forint against the USD negatively influenced margins realised in HUF. The positive effect of holding inventory contributed to the favorable Q3/Q3 comparison.

Consolidated Group sales volumes were 3.0 Mt in Q3 2003, compared to 1.9 Mt in the previous year. The main reason for the increase (1.1 Mt) was the consolidation of sales of Slovnaft in Slovakia, the Czech Republic, Austria and Poland. Group gasoline and diesel sales volumes on the Hungarian market were broadly stable, in line with the market.

In Q3 2003, our Hungarian retail fuel sales volumes decreased by 1.9% y-o-y. MOL's retail market share in Hungary in the gasoline market was flat at 42% and rose slightly in gasoil to 48%, according to MÁSZ data. Slovnaft's retail market share in Slovakia according to SAPPO data was 47% for gasoline and 48% for gasoil. At the end of September 2003, the number of MOL Group filling stations was 749, out of which 333 were operated in Hungary, 309 in Slovakia, 50 in Romania, and 40 in the Czech Republic.
We continued our retail network efficiency improvement program in Hungary, which has resulted in the closure of several low turnover sites in the period, partly triggered by the application of the strictest environmental requirements also for existing filling stations. The network efficiency program helped MOL to increase throughput per site in Hungary by 3.3% in Q3 2003 year-on-year, while a similar program resulted in 8.4% development in Slovakia.

On the Hungarian market we increased our shop sales by 24%, while non-fuel sales per litre grew by 21%. The number of loyalty cards increased by 8%. Our share of the lubricant market in Hungary increased by 7% in the period compared to Q3 2002. The proportion of card sales within MOL total sales in Hungary also grew by 1%. On the Slovakian market we increased our shop sales by 11%, but as a result of growing volumes sold, the non-fuel sales per litre grew to a lesser extent, by 7%.

MOL's LPG wholesale volumes decreased by 24% (-14 kt) compared to Q3 2002, broadly in line with the market. Hungarian retail LPG consumption decreased by 8.5% and our retail LPG and gas product market share fell by 1%.

The significant increase in CAPEX compared to Q3 2002, is due to the consolidation of Slovnaft, investment in the EU 2005 quality project and expenditures in relation to MOL's domestic retail network development project.

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration cost.
[2] Slovnaft is fully consolidated from Q2 2003. Operating figures from this period onward contain Slovnaft segment data accordingly.

Natural Gas

Segment IFRS results

Natural Gas	Q3 2002		Q3 2003		Change %		Q1-3 2002		Q1-3 2003		Change %	
	HUF bn	USD m	HUF bn	USD m	HUF	USD	HUF bn	USD m	HUF bn	USD m	HUF	USD
EBITDA	7.4	29.7	17.5	75.8	136	155	9.0	34.1	10.8	47.7	20	40
Operating profit without provisions	4.7	18.8	15.1	65.5	222	248	0.9	3.4	2.8	12.2	206	257
Operating profit/(loss)	**4.7**	**18.8**	**15.0**	**65.0**	**219**	**245**	**0.9**	**3.4**	**2.6**	**11.5**	**189**	**237**
CAPEX and investments[1]	2.1	8.4	2.8	12.1	33	44	4.4	16.7	4.8	21.2	9	27

Key segmental operating data

FY 2002	NATURAL GAS BALANCE Million m^3	Q3 2002	Q3 2003	Change %	Q1-3 2002	Q1-3 2003	Change %
2,862	Sales from production	305	253	(17)	1,871	1,750	(6)
10,020	Sales from import	1,348	1,475	9	6,474	7,786	20
12,882	**TOTAL SOURCES**	**1,653**	**1,728**	**5**	**8,345**	**9,536**	**14**
9,531	Sales to Gas Distribution Companies (GDCs)	889	838	(6)	5,924	6,995	18
2,277	Sales to power sector	584	675	16	1,682	1,839	9
1,074	Sales to industrial and other consumers	180	215	19	739	702	(5)
12,882	**TOTAL THIRD PARTY SALES**	**1,653**	**1,728**	**5**	**8,345**	**9,536**	**14**
508	Loss and own consumption	110	123	12	388	431	11
13,390	**TOTAL SALES AND LOSSES**	**1,763**	**1,851**	**5**	**8,733**	**9,967**	**14**
1,820	Natural gas transit	210	221	5	1,164	1,337	15

31 Dec 2002	MOBILE NATURAL GAS INVENTORIES Million m^3	30 Sept 2002	30 Sept 2003	Change %
348.1	From domestic sources	575.8	571.3	(1)
1,724.0	From import sources	2,959.9	3,344.8	13
2,072.1	**TOTAL CLOSING INVENTORIES**	**3,535.7**	**3,916.1**	11

FY 2002	NATURAL GAS PRICES HUF/m^3	Q3 2002	Q3 2003	Change %	Q1-3 2002	Q1-3 2003	Change %
28.3	Average import price	26.6	32.9	24	28.3	31.5	11
28.0	Average MOL selling price	33.5	36.0	7	28.8	29.1	1
26.3	Wholesale price to GDCs	33.9	38.3	13	27.1	27.5	1
33.0	Wholesale price to industry/power	33.0	33.7	2	33.1	33.6	2

Segment profit from underlying operations was HUF 4.0 bn in Q3 2003, some HUF 0.7 bn lower than in Q3 2002. However, reported operating profit increased to HUF 15.0 bn, being favourably influenced by the one-off gain realised on divestment of certain gas retail companies (HUF 11.1 bn) and a small negative effect from the establishment of certain retirement benefit provisions. The negative effect of higher import prices (up 33% in USD, but only 24% in HUF terms) was mostly compensated by higher sales prices and, as a consequence, the improved realizability of the closing natural gas inventory value. The average wholesale price increased by 7%, reflecting the 12-15% price hike from May 15, 2003 for households and non-residential customers with less than 500 cm/h consumption. Furthermore, a reduction in volumes sold by GDC's resulted in an increase in fixed fees per cubic metre. The write-off of Q2 2003 imported natural gas stored in the underground storages was eliminated, as there is now no need for a revaluation of the imported gas stored, due to the average 16.4% price increase for non-residential consumers effective from 15 October 2003.

In Q3 2003 we sold 1,475 Mm^3 from import and 253 Mm^3 from domestic production. Total sales volume was 1.7 bn m^3, 0.1 bn m^3 higher compared to Q3 2002. 2.0 bn m^3 natural gas was added to storage in Q3 2003, of which 1.7 bn m^3 was imported. Inventory volume was 11% higher at the end of Q3 2003 y-o-y, in order to meet growing winter demand.

Revenue from our gas transit activities increased to HUF 0.9 bn (HUF 0.8 bn in Q3 2002), mainly due to increasing transit volume (+5%) and higher transit fees.

Segmental capital expenditure showed a slight increase (HUF 0.7 bn) y-o-y. The aim of the projects was the maintenance of safe and continuous gas supply.

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration cost.

Petrochemicals

Segment IFRS results

Petrochemicals [2]	Q3 2002*		Q3 2003		Change %		Q1-3 2002*		Q1-3 2003		Change %	
	HUF bn	USD m	HUF bn	USD m	HUF	USD	HUF bn	USD m	HUF bn	USD m	HUF	USD
EBITDA	5.6	22.5	(1.5)	(6.5)	n.a.	n.a.	13.1	49.6	8.3	36.7	(37)	(26)
Operating profit without provisions	3.3	13.2	(4.6)	(19.7)	n.a.	n.a.	6.5	24.6	0.2	0.7	(97)	(97)
Operating profit/(loss)	**3.3**	**13.2**	**(4.7)**	**(20.4)**	**n.a.**	**n.a.**	**6.5**	**24.6**	**0.0**	**0.0**	**n.a.**	**n.a.**
CAPEX and investments[1]	5.9	23.7	24.0	103.9	307	339	10.2	38.6	42.1	186.1	313	382

Key segmental operating data

FY 2002*	PETROCHEMICAL SALES BY PRODUCT GROUP Kt	Q3 2002*	Q3 2003	Change %	Q1-3 2002*	Q1-3 2003	Change %
222	Olefin products	40	98	145	159	237	49
596	Polymer products	156	208	33	437	551	26
FY 2002*	**PETROCHEMICAL SALES (external) Kt**	**Q3 2002***	**Q3 2003**	**Change %**	**Q1-3 2002***	**Q1-3 2003**	**Change %**
397	Hungary	89	97	9	292	280	(4)
11	Slovakia	2	28	1,300	7	51	629
410	Other markets	105	181	72	297	457	54
818	**TOTAL PETROCHEMICAL PRODUCT SALES**	**196**	**306**	**56**	**596**	**788**	**32**

* These figures do not include Slovnaft.

In Q3, the operating result in the petrochemical segment turned into the red, due to higher feedstock prices (up by 16% y-o-y) and lower quoted polymer prices (6-19% down y-o-y), which was only partially counterbalanced by the positive effect of a weakening Forint against the EUR and the stronger Euro against USD. In addition, the cost of the general overhaul at TVK in Q3 2003 also had a negative effect on segment profitability (0.6 HUF bn).

The integrated petrochemical margin, calculated from EUR denominated feedstock and product quoted prices, fell by 21% y-o-y. In spite of the increasing polymer price tendency in Q3 2003, quoted prices in PE product segments were lower by 14-19% and in PP product segments by 6-9% compared to the prices in Q3 2002. HDPE prices remained relatively undervalued compared to other polymer products. In Q3 2003 the LDPE margin was 21% lower and the HDPE margin was 28% lower y-o-y, while the PP margin was nearly stable compared to the same period of the previous.

Q3 2003 product sales grew 56% to 306.4 kt, mainly due to Slovnaft's consolidation. Polymer sales were 207.7 kt, of which 35% was LDPE, 23% HDPE, and 42% PP sales.
On the Hungarian market Q3 consumption was 8.7% higher compared to the same period of 2002. Helped by this increase in market demand, polymer sales grew by 5.2 kt (11.6%). Market share was 65%, 41% and 66% in LDPE, HDPE and PP products.
Sales on the Slovakian market grew to 28.6 kt, as a result of Slovnaft consolidation, and Group market share was 75% for LDPE and 38% for PP products. Our market share in LDPE and PP product groups increased in Q3 2003, while it decreased in HDPE product groups, partly due to the termination of low profitability injection-moulded products, and partly due to demand shifting towards more modern HDPE products.

On other European markets, Group sales increased by 75.4kt compared to the same period in 2002, due to Slovnaft consolidation. On our main export markets, in Germany, Italy and Poland, TVK and Slovnaft implemented a single-channel sales operation for polymer products.

Capital expenditure in Q3 2003 went up considerably, compared to Q3 2002, due to the strategic capacity development projects. At TVK, the planning of the development project (olefin plant and HDPE plants) is in the final phase, the related purchases and implementation are on schedule. At Slovnaft, the implementation of the new polypropylene plant is also on schedule.

1 The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration cost.
2 Slovnaft is fully consolidated from Q2 2003. Operating figures of this period contain Slovnaft segment data accordingly. For previous periods only TVK figures are reflected.

Financial overview

Operations

In Q1-Q3 2003, Group net sales revenues increased by 25% totalling HUF 1,048.9 bn of which HUF 167.8 bn is the result of Slovnaft full consolidation from Q2 2003. Group sales to customers outside Hungary reached HUF 418.7 bn, up by 63%, and represented 40% of total sales. The significant increase in other operating income reflects the HUF 11 bn gain on the sale of a part of gas distribution portfolio of the MOL Group. The value of raw materials and consumables used increased by 29% reflecting the effect of Slovnaft full consolidation. Within this, raw material costs increased by 47% of which HUF 136.0 bn relates to the Slovnaft. The cost of goods purchased for resale increased by 11%, reflecting primarily the effect of significantly higher sales volume of imported gas. The value of material-type services used increased by 48% mainly due a HUF 5.4 bn increase in maintenance costs and a HUF 10.9 bn consolidation effect of Slovnaft. Personnel expenses for the first nine months increased only by 7%, in spite of the HUF 8.1 bn Slovnaft contribution, reflecting headcount reduction measures. The "change in inventory of finished goods and work in progress" decreased total operating expenses by HUF 1.5 bn in Q1-Q3 2003, compared with an increase of HUF 5.4 bn in Q1-Q3 2002. This change reflects the combined effect of lower unit costs and inventory volume at MOL, which was reduced by the Slovnaft effect of HUF 9.5 bn and a HUF 4.5 bn royalty included in the closing gas inventory to reflect the recent changes of Mining Law.

Total financial income in Q1-Q3 2003 was HUF 5.5 bn, 69% lower than in the comparative period mainly due to the foreign exchange loss of HUF 1.2 bn incurred in the period against the net foreign exchange gain of HUF 14.3 bn recognised in Q1-Q3 2002. Total financial expenses for Q1-Q3 2003 amounted to HUF 18.6 bn, of which interest payable was HUF 11.6 bn, down by 9% mainly due to the lower average outstanding debt than in the comparative period. Exchange losses and other financial expenses for Q1-Q3 2003 decreased by 48% following a HUF 11.8 bn FX gain on borrowings in Q3 2003 due to a revaluation of foreign currency debt for exchange rate movements in the period. Income from associates was HUF 4.7 bn, the majority of this relates to Slovnaft's Q1 and ÉGÁZ, DÉGÁZ Q1-Q3 results. Minority interests for Q1-Q3 decreased by HUF 0.2 bn reflecting the combined effect of disposal of Nitrogénművek Rt. in Q4 2002 and a HUF 0.4 bn of Slovnaft profit attributable to minority shareholders.

Balance sheet

The significant changes in most balance sheet items reflect the effect of the full consolidation of Slovnaft from Q2 2003. Total assets amounted to HUF 1,334.6 bn at the end of September 2003, representing an increase of 34%. Within this, due to the above mentioned fact, property, plant and equipment increased by 69%, while investments decreased notably with the full consolidation of shareholdings in Slovnaft, previously accounted for under the equity method. Long-term debt including long-term debt repayable within one year increased by 14%, due to the combined effect of net loans drawn during the interim period and the recognition of HUF 11.3 bn Slovnaft debt. Short-term debt (excluding the current portion of long-term debt) was HUF 69.4 bn, a decrease of 1% compared to 30 September 2002. As at 30 September 2003, 36% of the MOL Group's total debt was denominated in Euro, 36% in USD, 27% in HUF and 1% in SKK. At the end of September 2003 MOL's gearing (net debt to net debt plus shareholders' equity plus minority interests) was 32% compared with 35% at the end of September 2002. Provisions increased by HUF 32.8 bn compared to 30 September 2002, combining the effects of HUF 15.1 bn provision recognised for restructuring, HUF 2.8 bn new environmental liabilities relating mainly to acid tar contamination quantified in Q3 2003, HUF 1.6 bn new environmental liabilities relating to TVK, the consolidation of HUF 10.7 bn Slovnaft provision for the expected loss from legal disputes, environmental and redundancy charges. The unwinding of discount and changes in discount rates also affected the closing value of provisions. The significant deferred tax liability is primarily the result of the fair valuation adjustment on the fixed assets of Slovnaft. Other long-term liabilities increased to HUF 71.9 bn, as under IFRS, the "C" shares are recognised as liability due to the connected options structure.

Changes in contingencies and commitments

Due to the consolidation of Slovnaft Group from Q2 2003 capital contractual commitments increased by HUF 31.8 bn, long term contracts to purchase services increased by HUF 7.8 bn; litigations in which Slovnaft Group acts as defendant amounts to HUF 1.1bn; Slovnaft Group has also filed suits, totaling to HUF 5.9 bn.

Apart from Slovnaft Group there is a net increase of HUF 5.4 bn in contingencies and commitments compared to the amounts reported in the 2002 Annual Report of MOL Group as a result of settlement of prior obligations and incurring new contracts, the most significant of which is the capital expenditure on and long term operation services of the wastewater facility at the Danube Refinery.

Cash flow

Operating cash flow was HUF 73.1 bn, a 2% decline compared to the 2002 Q1-Q3 figure. Operating cash flow before movements in working capital increased by 12%. The increase in working capital needs, in part due to gas storage in preparation for the winter, decreased funds by HUF 52.6 bn, arising from the negative effect of increase in inventories and other receivables, HUF 74.9bn and HUF 8.0bn, respectively, and the HUF 1.8bn decrease in trade payables. This was partially offset by the HUF 21.4bn decrease in trade receivables and the HUF 10.7bn increase in other payables.
Corporate tax paid amounted to HUF 4.3 bn, related mainly to Slovnaft. Net cash used in investing activities was HUF 114.5 bn compared with HUF 35.6 bn in the first nine months of 2002, reflecting mainly the Slovnaft and ZMB transactions. CAPEX increased due to the consolidation of Slovnaft and capital expenditures on the Zapadno-Malobalyk field. Net financing cash inflows amounted to HUF 31.1 bn, mainly as a result of issuance of new long-term debt. As Slovnaft and ZMB are consolidated from 2003 Q2 their opening cash balances are reflected as a separate item in the cash flow statement.

APPENDIX I

CONSOLIDATED IFRS STATEMENT OF OPERATIONS FOR THE MOL GROUP

FOR THE PERIOD ENDED 30 SEPTEMBER 2003

Unaudited quarterly figures (in HUF millions)

FY 2002		Q3 2002	Q3 2003	Ch. %	Q1-3 2002	Q1-3 2003	Ch. %
1,159,657	Net sales	258,271	356,108	38	836,590	1,048,887	25
7,273	Other operating income	(1,097)	11,049	n.a.	6,096	17,107	181
1,166,930	**Total operating revenues**	**257,174**	**367,157**	**43**	**842,686**	**1,065,994**	**26**
338,260	Raw material costs	96,082	166,175	73	261,553	385,464	47
66,457	Value of material-type services used	19,321	28,154	46	47,238	69,918	48
463,783	Cost of goods purchased for resale	84,748	70,296	(17)	321,746	355,946	11
868,500	*Raw material and consumables used*	200,151	264,625	32	*630,537*	*811,328*	29
73,801	Personnel expenses	13,588	18,475	36	53,101	56,728	7
71,608	Depreciation, depletion, amortisation and impairment	16,525	24,136	46	49,600	67,230	36
95,351	Other operating expenses	20,237	39,453	95	55,691	84,170	51
15,428	Ch. In inventory of finished goods & work in progress	(6,087)	(4,050)	(33)	5,428	(1,535)	n.a.
(14,927)	Work performed by the enterprise and capitalised	(4,061)	(3,145)	(23)	(9,653)	(8,571)	(11)
1,109,761	**Total operating expenses**	**240,353**	**339,494**	**41**	**784,704**	**1,009,350**	**29**
57,169	**Operating profit**	**16,821**	**27,663**	**64**	**57,982**	**56,644**	**(2)**
5,194	Interest received	683	753	10	2,351	1,951	(17)
430	Dividends received	96	221	130	413	596	44
24,662	Exchange gains and other financial income	2,207	(444)	n.a.	15,036	3,000	(80)
30,286	*Total financial income*	**2,986**	**530**	**(82)**	**17,800**	**5,547**	**(69)**
17,364	Interest on borrowings	4,116	4,333	5	12,802	11,595	(9)
4,369	Interest on provisions	1,007	1,254	25	3,143	3,754	19
690	Write-off of financial investments	37	652	1,662	37	495	1,238
5,975	Exchange losses and other financial expenses	1,446	(11,339)	n.a.	5,289	2,764	(48)
28,398	*Total financial expense*	**6,606**	**(5,100)**	**n.a.**	**21,271**	**18,608**	**(13)**
(1,888)	**Financial expense/(gain), net**	**3,620**	**(5,630)**	**n.a.**	**3,471**	**13,061**	**276**
(7,866)	(Income) /loss from associates	(2,539)	(330)	(87)	(5,197)	(4,731)	(9)
66,923	**Profit before tax**	**15,740**	**33,623**	**114**	**59,708**	**48,314**	**(19)**
1,939	Income tax expense/(benefit)	(797)	2,328	n.a.	1,856	3,759	103
64,984	**Profit after tax**	**16,537**	**31,295**	**89**	**57,852**	**44,555**	**(23)**
278	Minority interests[1]	(929)	(1,482)	60	(2,641)	(2,441)	(8)
65,262	**Net income**	**15,608**	**29,813**	**91**	**55,211**	**42,114**	**(24)**
675	**Basic and diluted earnings per share (HUF)**	**160**	**287**	**79**	**565**	**420**	**(26)**

[1] As a result of the issuance of SIC 33 prescribing the inclusion of potential voting rights when determining control over subsidiaries, TVK is fully consolidated from 1 January 2002 as the sum of actual and potential voting rights exceeds 50%. Still, MOL's share in TVK's profits is calculated observing the 44.3% shareholding consisting of the 34.5% of shares actually held and a further 9.8% that could not be derecognised under IAS 39 when sold to a third party with future repurchase option.

APPENDIX II

CONSOLIDATED IFRS BALANCE SHEETS FOR THE MOL GROUP

AS AT 30 SEPTEMBER 2003

Unaudited quarterly figures (in HUF millions)

31 Dec 2002		30 Sept 2002	30 Sept 2003	Change %
	Assets			
	Non-current assets			
26,000	Intangible assets	22,388	28,731	28
472,739	Property, plant and equipment	457,273	772,014	69
105,725	Investments	108,615	24,251	(78)
18,134	Deferred tax asset	18,123	20,856	15
8,123	Other non-current assets	3,980	14,288	259
630,721	**Total non-current assets**	**610,379**	**860,140**	**41**
	Current assets			
120,325	Inventories	174,411	228,069	31
121,459	Trade receivables, net	118,009	137,430	16
9,288	Marketable securities	19,711	6,818	(65)
35,440	Other current assets	44,292	57,876	31
42,251	Cash and cash equivalents	27,499	44,218	61
328,763	**Total current assets**	**383,922**	**474,411**	**24**
959,484	**Total assets**	**994,301**	**1,334,551**	**34**
	Liabilities and shareholders' equity			
	Shareholders' equity			
93,245	Share capital	95,667	93,100	(3)
246,934	Reserves	256,761	322,100	25
65,262	Net income for the period	55,211	42,114	(24)
405,441	**Total shareholders' equity**	**407,639**	**457,314**	**12**
68,714	**Minority interest**	**74,508**	**150,741**	**102**
	Non-current liabilities			
144,746	Long-term debt, net of current portion	189,844	189,628	-
49,432	Provisions for liabilities and charges	39,586	56,831	44
587	Deferred tax liability	-	19,301	n.a.
270	Other non-current liabilities	309	71,935	23,180
195,035	**Total non-current liabilities**	**229,739**	**337,695**	**47**
	Current liabilities			
159,029	Trade and other payables	155,954	215,319	38
15,173	Provisions for liabilities and charges	10,835	26,388	144
64,634	Short-term debt	69,921	69,390	(1)
51,458	Current portion of long-term debt	45,705	77,704	70
290,294	**Total current liabilities**	**282,415**	**388,801**	**38**
959,484	**Total liabilities and shareholders' equity**	**994,301**	**1,334,551**	**34**

APPENDIX III

MOVEMENT IN SHAREHOLDERS' EQUITY FOR THE MOL GROUP

FOR THE PERIOD ENDED 30 SEPTEMBER 2003

Unaudited quarterly figures (in HUF millions)

	Share capital	Reserves	Retained profit for the period
Opening balance 1 January 2002	**97,818**	**268,022**	**1,241**
Transfer to reserves of retained profit for the previous year		1,241	(1,241)
Dividend for the year 2002		(5,380)	
Cash flow hedges		498	
Currency translation differences		1,536	
Net change in balance of treasury shares held	(2,151)	(9,156)	
Retained profit for the period			55,211
Closing balance 30 September 2002	**95,667**	**256,761**	**55,211**
Opening balance 1 January 2003	**93,245**	**246,934**	**65,262**
Transfer to reserves of retained profit for the previous year		65,262	(65,262)
Dividend for the year 2002		(5,184)	
Cash flow hedges		3,664	
Currency translation differences		10,636	
Net change in balance of treasury shares held	(145)	788	
Retained profit for the period			42,114
Closing balance 30 September 2003	**93,100**	**322,100**	**42,114**

APPENDIX IV

CONSOLIDATED IFRS STATEMENTS OF CASH FLOWS FOR THE MOL GROUP

FOR THE PERIOD ENDED 30 SEPTEMBER 2003

Unaudited quarterly figures (in HUF millions)

FY 2002		Q3 2002	Q3 2003	Ch. %	Q1-3 2002	Q1-3 2003	Ch. %
167,845	**Net cash provided by operating activities**	**(21,139)**	**(19,193)**	(9)	**74,688**	**73,076**	(2)
18,624	Of which changes in working capital	(60,284)	(68,292)	(13)	(37,257)	(52,585)	41
(90,334)	Capital expenditures and exploration costs	(19,947)	(54,901)	(175)	(42,976)	(101,129)	135
4,781	Proceeds from the disposal of fixed assets	1,603	325	(80)	3,439	1,051	(69)
0	Net cash used in acquisition of subsidiaries	-	0		-	(46,265)	-
5,508	Proceeds from the disposal of subsidiaries	12	17,153		2,694	20,476	660
(1,280)	Acquisition of other investments	(214)	(1,171)	447	(661)	(1,412)	114
1,860	Proceeds from the disposal of investments	-	(117)	-	1,845	477	(74)
(1,901)	Changes in loans and long-term bank deposits	100	858	758	(191)	604	n.a.
4,334	Changes in short term investments	784	7,523	860	(6,841)	3,029	n.a.
5,789	Interest received and other financial income	1,510	1,805	20	4,057	4,598	13
6,030	Dividend received	506	2,040	303	3,068	4,047	32
(65,213)	**Net cash used in investing activities**	**(15,646)**	**(26,485)**	**69**	**(35,566)**	**(114,524)**	**222**
14,368	Issuance of long-term notes	-			14,368	-	-
(4,463)	Repayment of long term notes	(4,471)		(100)	(4,471)	-	-
69,569	Issuance of long-term debt	40,743	77,020	89	46,235	149,397	223
(158,171)	Repayments of long term debt	(11,604)	(18,774)	62	(115,119)	(88,073)	(23)
(3,296)	Changes in other long term liabilities	3	358		949	(115)	n.a.
15,467	Issuance and repayment of zero coupon notes		(7,574)		13,680	3,369	-
(1,253)	Changes in short-term debt	15,220	7,972	(48)	7,382	(13,207)	n.a.
(20,229)	Interest paid and other financial costs	(5,109)	(3,174)	(38)	(14,217)	(13,756)	(3)
(5,380)	Dividends paid to shareholders	-	(5,185)		(5,309)	(5,184)	(2)
(1,621)	Dividends paid to minority interest	-	(185)		(1,621)	(586)	(64)
(23,283)	Net sale/(repurchase) of treasury shares	(11,875)	(876)	(93)	(11,411)	(768)	(93)
(118,292)	**Net cash used in financing activities**	**22,907**	**49,582**	**116**	**(69,534)**	**31,077**	**n.a.**
(15,660)	**Net increase/(decrease) in cash**	**(13,878)**	**3,904**	**n.a.**	**(30,412)**	**(10,371)**	**(66)**
57,911	Cash at the beginning of the period	41,377	41,421	-	57,911	42,251	(27)
0	Net cash acquired with subsidiaries		0			12,147	-
0	Exchange difference on foreign subsidiaries		(1,107)			191	-
42,251	**Cash at the end of the period**	**27,499**	**44,218**	**61**	**27,499**	**44,218**	**61**

APPENDIX V

KEY IFRS FINANCIAL DATA BY BUSINESS SEGMENT (in HUF millions)

FY 2002	NET EXTERNAL SALES REVENUES[1]	Q3 2002	Q3 2003	Ch. %	Q1-3 2002	Q1-3 2003	Ch. %
4,486	Exploration and Production	392	(5,426)	n.a.	3,121	1,610	(48)
652,886	Refining and Marketing	168,434	254,833	51	488,115	638,423	31
359,639	Natural Gas	54,423	63,271	16	237,187	283,755	20
119,392	Petrochemicals	32,586	42,425	30	90,727	122,709	35
23,254	Corporate and other	2,436	1,005	(59)	17,440	2,390	(86)
1,159,657	**TOTAL**	**258,271**	**356,108**	**38**	**836,590**	**1,048,887**	**25**

FY 2002	OPERATING PROFIT[1]	Q3 2002	Q3 2003	Ch. %	Q1-3 2002	Q1-3 2003	Ch. %
51,355	Exploration and Production	10,587	7,911	(25)	39,261	37,228	(5)
37,350	Refining and Marketing	11,526	20,891	81	36,029	46,904	30
195	Natural Gas	4,712	14,979	218	930	2,566	176
(513)	Petrochemicals	3,318	(4,732)	n.a.	6,500	44	(99)
(31,527)	Corporate and other	(7,948)	(9,071)	14	(19,366)	(26,185)	35
309	Intersegment transfers[2]	(5,374)	(2,314)	(57)	(5,372)	(3,913)	(27)
57,169	**TOTAL**	**16,821**	**27,663**	**64**	**57,982**	**56,644**	**(2)**

FY 2002	PROPERTY, PLANT, EQUIPMENT AND INTANGIBLES ACQUIRED	Q3 2002	Q3 2003	Ch. %	Q1-3 2002	Q1-3 2003	Ch. %
16,846	Exploration and Production	2,007	28,609	1,325	7,393	43,350	486
20,677	Refining and Marketing	1,437	13,641	849	6,641	29,175	339
9,606	Natural Gas	3,174	2,662	(16)	4,833	4,899	1
20,164	Petrochemicals	4,699	23,316	396	7,325	41,954	473
8,486	Corporate and other	1,000	2,531	153	5,562	3,854	(31)
75,779	**TOTAL**	**12,317**	**70,759**	**474**	**31,754**	**123,232**	**288**

FY 2002	DEPRECIATION	Q3 2002	Q3 2003	Ch. %	Q1-3 2002	Q1-3 2003	Ch. %
17,776	Exploration and Production	3,799	4,927	30	12,441	15,358	23
27,184	Refining and Marketing	6,819	11,378	67	20,114	28,901	44
11,270	Natural Gas	2,726	2,540	(7)	8,094	8,212	1
9,039	Petrochemicals	2,310	3,229	40	6,577	8,216	25
6,339	Corporate and other	871	2,062	137	2,374	6,543	176
71,608	**TOTAL**	**16,525**	**24,136**	**46**	**49,600**	**67,230**	**36**

31/12/2002	TANGIBLE ASSETS	30/09/2002	30/09/2003	Ch. %
72,511	Exploration and Production	69,515	100,602	45
185,951	Refining and Marketing	180,776	358,519	98
100,953	Natural Gas	100,337	83,130	(17)
74,341	Petrochemicals	78,599	157,445	100
38,980	Corporate and other	28,046	72,318	158
472,736	**TOTAL**	**457,273**	**772,014**	**69**

[1] Net external sales revenues include only sales to third parties outside the MOL Group; operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers domestically produced crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices used are based on prevailing market prices. However, in respect of transfers of natural gas, the transfer price is limited to the average regulated wholesale selling price (not taking into account the higher price applicable from November 2000 to non-residential customers consuming over 500 m^3/h), adjusted to exclude storage, transport and inventory holding fees, where this is below the prevailing market price as this was the case in both Q1-Q3 2002 and Q1-Q3 2003. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions. The Nitrogénművek Rt. fertiliser manufacturing business, which was sold in 2002, was included under Corporate and other.

[2] This line shows the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent quarter. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is only reported when the related third party sale has taken place. In previous years this unrealised profit effect was not shown separately, but was included in the reported segmental result of the receiving segment. Unrealised profits arise principally in respect of transfers from Exploration & Production to Natural Gas and from Refining & Marketing to Petrochemicals.

APPENDIX VI

MAIN EXTERNAL PARAMETERS

	Q3 2002	Q3 2003	Change %	Q1-3 2002	Q1-3 2003	Change %
Brent dated (USD/bbl)	26.9	28.4	6	24.4	28.7	18
Ural Blend (USD/bbl)	25.8	27.1	5	23.1	26.7	16
Reuters refining margin (Ural crack)	1.00	2.62	162	1.14	3.39	197
Premium unleaded gasoline (USD/t)*	273.9	304.8	11	244.1	298.5	22
Gas oil - EN 590 (USD/t)*	230.0	250.2	9	212.5	270.7	27
Naphta (USD/t)*	233.7	252.7	8	211.8	263.4	24
Ethylene (EUR/t)	540	445	(18)	518	532	3
HUF/USD average	249.4	230.9	(7)	264.1	226.2	(14)
HUF/USD closing/previous closing	247.4/246.7	218.2/233.0	n.a.	247.4/279.0	218.2/225.2	n.a.
HUF/EUR closing/previous closing	243.3/244.7	254.6/266.3	n.a.	243.3/246.3	254.6/235.9	n.a.
SKK/USD average	44.5	37.1	(17)	46.5	37.5	(19)
3m USD LIBOR (%)	1.77	1.07	(40)	1.83	1.17	(36)
3m EURIBOR (%)	3.36	2.14	(36)	3.39	2.40	(29)
3m BUBOR (%)	9.67	9.56	(1.1)	9.08	7.70	(15)

* CIF Med parity

APPENDIX VII

EXTRAORDINARY ANNOUNCEMENTS IN Q3 2003

Announcement date	
3 July	The MOL Group concluded a long-term crude oil supply agreement with YUKOS
3 July	Share purchase of a MOL manager
9 July	The Board of Directors of Slovak Financial Market Office obliged the Office to conduct a new procedure
10 July	MOL submitted the most competitive offer for the 25% stake in INA
17 July	MOL chosen to become the strategic partner of INA, the Croatian oil and gas company
28 July	MOL signed a EUR 150 million term loan to complete its EUR 750 million two-trenched financing
30 July	MOL expands its retail network in Romania
4 August	Share distribution to MOL employees
7 August	MOL submitted an offer for the purchase of a 79.5 % shareholding in Beopetrol
15 August	The Government and the Ministry of Economy issued decrees regulating the supplementary mining royalty
1 September	Resolutions of the Extraordinary General Meeting
5 September	Share sale
5 September	Announcement of the MOL Plc. on the dematerialization of shares issued by the Company
19 September	MOL expressed its interest in the privatisation of Petrom in Romania
30 September	Fuel Quality Development Project at MOL Plc.
30 September	Personnel change at MOL

APPENDIX VIII

SHAREHOLDER STRUCTURE (%) AND TREASURY SHARES

Shareholder groups	31 Dec 2000	31 Dec 2001	31 Dec 2002	31 March 2003	30 June 2003	30 September 2003
Foreign institutional investors	43.5	46.3	42.4	41.0	37.0	37.7
OMV	9.3	10.0	10.0	10.0	9.1	9.1
Slovbena, Slovintegra	0.0	0.0	0.0	1.0	10.0	10.0
Foreign private investors	0.0	0.0	0.0	0.0	0.0	0.0
ÁPV Rt. (Hungarian State Privatisation and Holding Company)	25.0	25.0	25.0	25.0	22.7	22.7
Hungarian institutional investors	4.9	5.0	4.7	6.2	7.6	7.6
Hungarian private investors	0.5	0.5	0.4	0.4	1.1	1.1
Depositories	16.4	12.5	12.2	12.1	8.6	7.8
MOL Rt. (treasury shares)	0.3	0.6	5.2	4.2	3.8	4.0
Unregistered shares	0.1	0.1	0.1	0.1	0.1	0.0

According to the Share Register, beside ÁPV Rt. with 23.8%, only 4 shareholders have more than 2% influence over MOL Rt. at 30 September 2003: the depository bank for MOL's GDR programme at that date, JP Morgan Chase Bank which had 11.9%, Slovbena, Slovintegra having 10%, OMV having 9.5% and VCP having 3.0% influence over MOL. The number of treasury shares held by MOL increased by 143,553 from 4,149,236 to 4,292,789 as a result of the purchase of Treasury shares and share distribution to employees. Please note that in Hungary, the Share Register does not fully reflect the ownership structure, as registration is not mandatory.

Changes in organisation and senior management:

The Boards of Directors of MOL and Slovnaft have made a decision on the establishment of an integrated management team, whose responsibility will be to manage the day-to-day operations of the asset bases of the two legal entities. Some key members of the integrated management have taken their positions from October 1st, 2003 and it is planned that the full integration of Group operations be completed by January 1st, 2004.

The senior integrated Group management consists of the following members:

The Executive Board, being the senior executive management body of the Group, remained unchanged with the membership of Mr Hernádi, Executive Chairman; Mr Mosonyi, Group Chief Executive Officer; Mr Delcommune, Group Chief Financial Officer; and, Mr Áldott, Group Chief Strategic Officer. A new division was established to manage Group Petrochemical interests under the management of Mr Kassovic, who also remained the Chief Executive Officer of Slovnaft. Mr. Ferenc Horváth, to date the head of sales, will head the Group Refining and Marketing Division, while Mr. Geszti, head of Refining and Marketing Division to date, was nominated to the CFO position in INA. Dr Szórád, to date the head of MOL's Retail Services Division, will head the Group Retail Division. Leadership of both the Exploration and Production Division and the Gas Division remain unaffected by the integration process. However, following a personnel change, Mr. Sándor Fasimon, formerly head of crude oil and oil products trading, has been appointed to head of Gas Division.